Item 77H for Daily Assets Fund (a series of
Deutsche Money Market Trust)


Ownership of the Fund

From time to time, the Fund may have a
concentration of several shareholder accounts holding a significant percentage of shares outstanding. Investment activities of these shareholders could have a material impact on the Fund.

At June 30, 2016, 65% of the outstanding shares of the Fund were held by other affiliated Deutsche funds shareholder accounts as a cash management vehicle for the cash collateral received in connection with the securities lending program of the Deutsche family of funds. After September 30, 2016, the fund is no longer expected to hold any cash collateral of the Deutsche family of funds.